                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
              U.S. Dollar 1,000,000,000 4.125 per cent Global Notes
                                due June 24, 2009






                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: June 24, 2004

        The following information regarding the U.S. Dollar 1,000,000,000 4.125 per cent Global Notes due June 24, 2009 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2003) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 1,000,000,000 4.125 per cent Global Notes due June 24, 2009.

               (b) The interest rate will be 4.125 per cent, payable semi-annually each December 24, and June 24, commencing on December 24, 2004.

               (c) Maturing June 24, 2009. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Not Applicable.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.

               (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

               As of June 17, 2004, the Bank entered into a Terms Agreement with Citigroup Global Markets Inc., Daiwa Securities SMBC Europe, and Morgan Stanley & Co. International Limited, ABN AMRO Bank N.V., Dresdner Bank Kleinwort Wasserstein, Goldman Sachs

International, HSBC Bank Plc., J.P. Morgan Securities Ltd., and Nomura International Plc., as Managers (the "Managers"), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 1,000,000,000 at 99.687 % of par, less commissions of 0.10%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about June 24, 2004.

               The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

        Item 3.  DISTRIBUTION SPREAD

             Price to                Selling Discounts         Proceeds to the
              Public                  and Commissions               Bank
             --------                -----------------         ---------------
        Per Unit: 99.687%                   0.10%                   99.587%
      Total: USD996,870,000               1,000,000             USD995,870,000

        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

                 A. Pricing Supplement dated June 17, 2004.
                 B. Terms Agreement dated June 17, 2004.

                                                                  EXECUTION COPY



                               PRICING SUPPLEMENT



                                [WORLD BANK LOGO]



              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          Global Debt Issuance Facility



                                    No. 1225



            U.S.$1,000,000,000 4.125% Global Notes due June 24, 2009



                          CITIGROUP GLOBAL MARKETS INC.
                          DAIWA SECURITIES SMBC EUROPE
                   MORGAN STANLEY & CO. INTERNATIONAL LIMITED



                               ABN AMRO BANK N.V.
                         DRESDNER KLEINWORT WASSERSTEIN
                           GOLDMAN SACHS INTERNATIONAL
                                  HSBC BANK PLC
                           J.P. MORGAN SECURITIES LTD.
                            NOMURA INTERNATIONAL PLC



              The date of this Pricing Supplement is June 17, 2004

This document ("Pricing Supplement") is issued to give details of an issue by the International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "Terms and Conditions" are the particular terms that relate to the issue that is the subject of this Pricing Supplement. These are the only terms that form part of the form of Notes for such issue.

1.     No.:                                             1225

2.     Aggregate Principal Amount:                      U.S.$1,000,000,000

3.     Issue Price:                                     99.687 percent

4.     Issue Date:                                      June 24, 2004

5.     Form of Notes                                    Fed Bookentry only (Not exchangeable for
       (Condition 1(a)):                                Definitive Fed Registered Notes, Conditions 1(a)
                                                        and 2(b) Notwithstanding)

6.     Authorized Denomination(s)                       U.S.$1,000, and integral multiples
       (Condition 1(b)):                                 thereof

7.     Specified Currency
       (Condition 1(d)):                                United States dollars (U.S.$)

8.     Maturity Date
       (Conditions 1(a) and 6(a); Fixed
       Interest Rate):                                  June 24, 2009

9.     Interest Basis
       (Condition 5):                                   Fixed Interest Rate

10.    Fixed Interest Rate (Condition 5(I)):

       (a)    Interest Rate:                            4.125 percent per annum

       (b)    Fixed Rate Interest Payment Date(s):      Each December 24 and June 24 commencing on
                                                        December 24, 2004

       (c)    Fixed Rate Day Count Fraction:            30/360

11.    Relevant Financial Center:                       New York

12.    Relevant Business Day:                           New York

13.    Issuer's Optional Redemption (Condition 6(e)):   No

14.    Redemption at the Option of the Noteholders      No
       (Condition 6(f)):

15.    Early Redemption Amount
       (including accrued interest, if applicable)
       (Condition 9):                                   No

16.    Governing Law:                                   New York


OTHER RELEVANT TERMS

1.     Listing (if yes, specify Stock Exchange):         Luxembourg Stock Exchange

2.     Details of Clearance System Approved by the       U.S. Federal Reserve Banks Bookentry System;
       Bank and the Global Agent and Clearance and       Euroclear; Clearstream Banking, societe anonyme
       Settlement Procedures:

3.     Syndicated:                                       Yes

4.     If Syndicated:

       (a)    Liability:                                Several and not joint

       (b)    Lead Managers:                            Citigroup Global Markets Inc.
                                                        Daiwa Securities SMBC Europe
                                                                 Limited
                                                        Morgan Stanley & Co. International
                                                                 Limited

       (c)    Stabilizing Manager:                      Morgan Stanley & Co. International
                                                                 Limited

5.     Commissions and Concessions:                     0.100% combined management and underwriting
                                                        commission and selling concession

6.     Codes:

       (a)    Common Code:                              019533247

       (b)    ISIN:                                     US459056QS92

       (c)    CUSIP:                                    459056QS9

7.     Identity of Dealer:                              Citigroup Global Markets Inc.
                                                        Daiwa Securities SMBC Europe
                                                                  Limited
                                                        Morgan Stanley & Co. International
                                                                  Limited

                                                        ABN AMRO Bank N.V.
                                                        Dresdner Bank AG London Branch
                                                        Goldman Sachs International
                                                        HSBC Bank plc
                                                        J.P. Morgan Securities Ltd.
                                                        Nomura International plc

8.     Other Address at which Bank Information
       Available:                                       None


GENERAL INFORMATION

The Bank's most recent Information Statement was issued on September 15, 2003.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This summary supplements, and to the extent consistent therewith, supersedes the summary entitled "Tax Matters" in the Prospectus.

Under the provisions of the Jobs and Growth Tax Relief Reconciliation Act of 2003 ("JAGTRRA"), a capital gain of a noncorporate United States Holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% for property that is held more than one year. Holders should consult their tax advisors with respect to the provisions of JAGTRRA.

The following additional selling restrictions shall apply to this issue:


United Kingdom:                             Each Dealer is required to comply
                                            with all applicable provisions of
                                            the Financial Services and Markets
                                            Act 2000 with respect to anything
                                            done by it in relation to the Notes
                                            in, from or otherwise involving the
                                            United Kingdom.





INTERNATIONAL BANK FOR RECONSTRUCTION
     AND DEVELOPMENT



By: __________________________
    Authorized Officer


                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                              Washington, DC 20433





                                  FISCAL AGENT
                        Federal Reserve Bank of New York
                                33 Liberty Street
                               New York, NY 10045





                          LEGAL ADVISORS TO THE DEALER
                             Sullivan & Cromwell LLP
                          1701 Pennsylvania Avenue, NW
                              Washington, DC 20006

                                                                  EXECUTION COPY


                         TERMS AGREEMENT NO. 1225 UNDER
                                  THE FACILITY


                                                             As of June 17, 2003


International Bank for Reconstruction
      and Development
1818 H Street, N.W.
Washington, D.C.  20433


         The undersigned agree to purchase from you (the "Bank") the Bank's US$1,000,000,000 4.125% Global Notes Due June 24, 2009 (the "Notes") described in the Pricing Supplement, dated as of June 17, 2004 in the form of Annex I hereto (the "Pricing Supplement") at 11:00 a.m. New York time on June 24, 2004 (the "Settlement Date") at an aggregate purchase price of US$995,870,000 (which is 99.587% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

         When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

         The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

         The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell LLP and Deloitte & Touche LLP addressed to the Managers and giving the Managers full benefit of the existing validity opinion or accountants' letter (as the case may be) of such firm as of the respective date of such existing validity opinion or accountants' letter.

         Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented to updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.687 percent less a management and underwriting fee and selling concession of 0.10 percent of the principal amount).

                  The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

                  Name                                                          Principal Amount
                  ----                                                          ----------------
                  Citigroup Global Markets Inc.                                   $293,333,000
                  Daiwa Securities SMBC Europe Limited                            $293,333,000
                  Morgan Stanley & Co. International Limited                      $293,334,000
                  ABN AMRO Bank N.V.                                              $ 20,000,000
                  Dresdner Bank AG London Branch                                  $ 20,000,000
                  Goldman Sachs International                                     $ 20,000,000
                  HSBC Bank plc                                                   $ 20,000,000
                  J.P. Morgan Securities Ltd.                                     $ 20,000,000
                  Nomura International plc                                        $ 20,000,000


2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New
         York: ABA No. 021000018 BK OF NYC/MORGAN STANLEY; and payment of the purchase price specified above in immediately available funds to the Bank's account at the Federal Reserve Bank of New York: ABA No. 021-081-367 (IBRDSC).

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed Morgan Stanley & Co. International Limited as Stabilizing Manager with respect to this issue of Notes.

4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

                  For purposes hereof, the notice details of each of the undersigned are as follows:

                  c/o Citigroup Global Markets Inc.
                      388 Greenwich Street
                      New York, New York  10013

                  Attention:       Office of the General Counsel
                  Telephone:       212 816 5831
                  Facsimile:       212 816 0949

7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

         All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

         This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

          This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                            CITIGROUP GLOBAL MARKETS INC.
                            DAIWA SECURITIES SMBC EUROPE LIMITED
                            MORGAN STANLEY & CO. INTERNATIONAL LIMITED

                            ABN AMRO BANK N.V.
                            DRESDNER BANK AG LONDON BRANCH
                            GOLDMAN SACHS INTERNATIONAL
                            HSBC BANK PLC
                            J.P. MORGAN SECURITIES LTD.
                            NOMURA INTERNATIONAL PLC
                                                   (the "Managers")

                            By:  CITIGROUP GLOBAL MARKETS INC.
                                 DAIWA SECURITIES SMBC EUROPE LIMITED
                                 MORGAN STANLEY & CO. INTERNATIONAL LIMITED
                                                   (the "Lead Managers")


                                 By:  MORGAN STANLEY & CO. INTERNATIONAL LIMITED

                                 By:
                                      -----------------------------------------
                                      Name:
                                      Title:



CONFIRMED AND ACCEPTED, as of the
date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION
         AND DEVELOPMENT

By:
    ------------------------------------
    Name:
    Title:  Authorized Officer
